Exhibit 5

                                LICENSE AGREEMENT



     THIS AGREEMENT entered into this 14th day of February, 2003, is by and between Raven Moon Entertainment, Inc., 120 International Parkway, Suite 220, Heathrow, Florida 32746 ("Licensor") and Clubhouse Videos, Inc. ("Licensee").

     WHEREAS, the Licensor is the owner of all rights, title and interest in the initial 9 video, CD and DVD products produced by the Licensor in connection with "Gina D's Kids Club Video, CD and DVD products (collectively referred to as "Licensed Products"); and

     WHEREAS, the Licensee desires an exclusive and limited license to manufacture, market and sell the Licensed Products.

     NOW THEREFORE, in consideration of the mutual promises, covenants and conditions herein contained, it is hereby agreed as follows:

     1. Grant of Limited License

The Licensor grants to the Licensee a limited license to manufacture, market and sell the Licensed Products. In addition, Licensor grants to Licensee the right to purchase toy products, including the "Cuddle Bug," "Christmas Cuddle Bug," and "TV Ted" directly from JB Toys, a wholy owned subsidiary of Licensor.

     2. Costs

Licensee shall bear all costs associated with manufacturing, marketing and sale of the Licensed Products, including any and all talent, producer and music publisher royalties.

     3. Payment

In consideration for the rights granted in Paragraph 1., Licensee agrees (i) to make a payment in the aggregate amount of $798,301; (ii) to pay to Licensor a sum of $300,000 for the next eleven half-hour video episodes and $100,000 for each new music CD produced by Licensor and delivered to Licensee; and (iii) to pay to Licensor a royalty equal to 10% gross revenues from the sales of the Licensed Products.

     4. Indemnification

The Licensee hereby agrees to refund, indemnify and hold the Licensor and/or any of its related entities harmless against any and all claims, demands, causes of action and judgments arising out of the Licensee's production, manufacture, distribution and sale of the Licensed Products. With respect to the foregoing indemnity, the Licensee agrees to defend and hold the Licensor harmless at no cost or expense to the Licensor whatsoever including, but not limited to, attorney's fees and court costs.

     5. Relation of the Parties

This agreement does not create a partnership or joint venture between the parties and the Licensee shall have no power to obligate or bind the Licensor in any manner whatsoever.



     6. Integration

This Agreement represents the entire understanding between the parties hereto with respect to the subject matter hereof and this Agreement supercedes all previous representations, understandings and agreements, oral or written between the parties with respect to the subject matter hereof and cannot be modified except by a written instrument agreed by the parties hereto.

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     7. Term

This grant of a limited license covers the period of production and distribution and sale of Videos from February 14, 2003 to February 14, 2008. Licensor may terminate the license by giving the Licensee 60 days notice in writing.

     8. Governing Law/Jurisdiction

The law of the State of Florida shall govern this agreement.



By their execution below, the parties hereto have agreed to all of the terms and conditions of this Agreement.

RAVEN MOON                                 CLUBHOUSE VIDEOS, INC.
ENTERTAINMENT, INC.

By:  /s/                                    By:  /s/
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